4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Nicholas Lamparski

November 25, 2020

Re:	4Less Group, Inc.
Form 1-A
Originally Filed on September 22, 2020
File No. 024-11326
SEC Comment Letter dated November 10, 2020
Amendment Number 1 (filed on October 26, 2020)
Amendment Number 2 (filed on November 16, 2020)
Amendment Number 3 (filed on November 25, 2020)

Dear Mr. Lamparski:

Please find below our responses to the Commission’s November 24, 2020 Comment Letter regarding the above-referenced 1-A. 4Less Group, Inc. is referred to herein as the “Company”, “we”, or “us”.

Amendment No. 2 to Offering Circular on Form 1-A filed November 16, 2020

Response to Comment 1

We have adjusted the numbers throughout the filing to use the high end ($4.00) of the $3.00 to $4.00 range.

Location at pages 1, 17, 38-39, Exhibit 12.1

We hereby confirm that we will file an offering circular supplement with the public offering price no later than 2 business days following the earlier of the date of determination of the offering price or the date the offering circular is first used after qualification in connection with a public offering or sale.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our Regulation A Securities Counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 2.

Sincerely yours,

By:	/s/ Tim Armes
Tim Armes, Chief Executive Officer